IS3D, LLC
Balance Sheet
As of December 31, 2015

	Dec 31, 15
ASSETS	
Current Assets	
Checking/Savings	
1010 · Checking	4,911.48
1030 · Petty Cash	290.04
Total Checking/Savings	5,201.52
Accounts Receivable	
1100 · Accounts Receivable	474.50
Total Accounts Receivable	474.50
Other Current Assets	
1110 · Unbilled Receivables	172,456.45
1510 · Prepaid Rent	4,550.00
Total Other Current Assets	177,006.45
Total Current Assets	182,682.47
Fixed Assets	
1400 · Furniture and Fixtures	2,551.12
1490 · Accumulated Depreciation	-364.00
Total Fixed Assets	2,187.12
Other Assets	
1900 · Security Deposits	5,375.00
Total Other Assets	5,375.00
TOTAL ASSETS	**190,244.59**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 · Accounts Payable	12,644.20
Total Accounts Payable	12,644.20
Credit Cards	
2020 · Credit Card Payable	1,995.03
Total Credit Cards	1,995.03
Other Current Liabilities	
2210 · Accrued Vacation Pay	13,472.04
2220 · Accrued Payroll	0.12
2400 · Customer Advances	-290,982.55
Total Other Current Liabilities	-277,510.39
Total Current Liabilities	-262,871.16
Total Liabilities	-262,871.16

2:03 PM

01/30/16

Accrual Basis

IS3D, LLC
Balance Sheet
As of December 31, 2015

	Dec 31, 15
Equity	
3100 · S. Brown Equity	3,838.28
3110 · M. Buchanan Equity	1,199.47
3120 · J. Moore Equity	3,838.28
3130 · C. O'Donnell Equity	3,838.28
3150 · T. Robertson Equity	32,865.30
3160 · J. Hussey Equity	1,199.47
3170 · C. Ward Equity	1,167.01
3180 · LP Equity	120,000.00
3900 · Retained Earnings	66,114.63
Net Income	219,055.03
Total Equity	453,115.75
TOTAL LIABILITIES & EQUITY	190,244.59

IS3D, LLC
Profit & Loss
January through December 2015

	Jan - Dec 15
Ordinary Income/Expense	
Income	
4000 · Revenue	
4010 · Grant Revenue	1,711,509.75
4020 · Rate Overrun (Underrun)	0.00
4030 · Interactive Gaming Tax Credit	500,126.00
4040 · Rental Income	9,200.00
4100 · Sales Revenue	
4101 · Software Subscription Revenue	5,079.08
4110 · Sales - Software Apps	1,036.87
Total 4100 · Sales Revenue	6,115.95
Total 4000 · Revenue	2,226,951.70
Total Income	2,226,951.70
Cost of Goods Sold	
5000 · Direct Costs	
5100 · Direct Labor	757,324.10
5200 · Direct Materials	55,541.38
5300 · Direct Subcontractors	148,750.15
5400 · Direct Consultants	38,054.05
5600 · Direct Travel	20,277.83
5700 · Other Direct Costs	2,200.00
Total 5000 · Direct Costs	1,022,147.51
Total COGS	1,022,147.51
Gross Profit	1,204,804.19
Expense	
6000 · Fringe Benefits	
6100 · Sick Pay	9,198.40
6110 · Vacation Pay	71,704.20
6120 · Holiday Pay	37,181.95
6135 · Severance Pay	1,143.31
6150 · Bonus	4,000.00
6200 · Employee Health Insurance	157,440.86
6210 · Employee Dental Insurance	13,161.66
6300 · Workers' Compensation	4,613.37
6500 · Payroll Taxes	96,683.52
Total 6000 · Fringe Benefits	395,127.27
7000 · F & A	
7200 · Bank Fees	62.25
7210 · Postage and Delivery	253.51
7230 · Office Supplies and Expense	5,900.60
7250 · Dues and Subscriptions	495.00
7260 · Website Expense	3,632.00
7300 · 100% Business Meals	1,996.20
7320 · Indirect Travel	1,606.32
7330 · Licenses and Permits	880.00
7400 · Rent	39,228.44
7410 · Utilities	184.38
7420 · Telephone	2,118.76
7425 · Equipment Rental/Lease	52.33
7430 · Business Insurance	1,927.93
7600 · Meetings and Seminars	1,500.00
7610 · Printing and Reproduction	326.48
7620 · Recruiting Expense	149.50
7630 · Relocation Expenses	619.40
7700 · Indirect Consulting	700.00
7990 · Depreciation	364.00

2:04 PM

01/30/16

Accrual Basis

IS3D, LLC
Profit & Loss
January through December 2015

	Jan - Dec 15
8100 · G & A Labor	97,058.84
8300 · Professional Fees	141,801.36
Total 7000 · F & A	**300,857.30**
9000 · Unallowable Costs	
9100 · Alcohol and Entertainment	3,887.63
9130 · Gifts	475.00
9170 · Legal Fees	13,775.00
9200 · Unallowable Consulting	680.00
9230 · Royalty Expense	52.16
9300 · Sales & Marketing	
9301 · Sales Labor	122,686.39
9302 · Marketing Labor	54,401.94
9304 · Software Implementation Labor	7,702.05
9305 · Travel	26,538.76
9306 · Supplies	16,662.74
9390 · Advertising	12,397.96
9395 · Marketing Research	5,000.00
9399 · Commissions	207.39
9300 · Sales & Marketing - Other	25,297.57
Total 9300 · Sales & Marketing	**270,894.80**
Total 9000 · Unallowable Costs	**289,764.59**
Total Expense	**985,749.16**
Net Ordinary Income	**219,055.03**
Net Income	**219,055.03**

IS3D LLC A-133 Federal Compliance Audit 2015

IS3D, LLC

Financial Statement

Year Ended December 31, 2015

IS3D, LLC

Financial Statement
Year Ended December 31, 2015
Contents

| | **Page** |



Katz, Nannis + Solomon, PC
Certified Public Accountants

Independent Auditors' Report

To the Board of Directors
IS3D, LLC
Athens, Georgia

Report on Schedule of Expenditures of Federal Awards

We have audited the accompanying schedule of expenditures of federal awards for the Small Business Innovation Research Direct Programs of IS3D, LLC for the year ended December 31, 2015.

Management's Responsibility

Management is responsible for the preparation and fair presentation of the financial statement of the program in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement of the program based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America; the standards applicable to financial audits contained in *Government Auditing Standards*, issued by the Comptroller General of the United States; and the audit requirements of Title 2 U.S. *Code of Federal Regulations* (CFR) Part 200, *Uniform Administrative Requirements, Cost Principles, and Audit Requirements for Federal Awards* (Uniform Guidance). Those standards and the Uniform Guidance require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Watermill Center 800 South Street Suite 250 Waltham MA 02453
Telephone 781 453 8700 Fax 781 453 8778 www.knscpa.com

Opinion

In our opinion, the schedule of expenditures of federal awards referred to above presents fairly, in all material respects, the expenditures of federal awards under the Small Business Innovation Research Direct Programs in accordance with accounting principles generally accepted in the United States of America.

Katz, Nannis + Solomon, P.C.

September 7, 2016
Waltham, Massachusetts

IS3D, LLC

Schedule of Expenditures of Federal Awards for the Small Business Innovation Research Program
Year Ended December 31, 2015

Federal Grantor	Federal CFDA Number	Federal Expenditures	Subcontractor Expenditures
Department of Health and Human Services			
Direct Programs			
Mental Health Research Grants	93.242	$ 477,168	$ 78,977
Research Infrastructure Programs	93.351	413,713	19,820
Total Federal Expenditures		$ 890,881	$ 98,797

See accompanying notes.

A. Description of Business

IS3D, LLC (the "Company") is a development stage company incorporated in 2010 to revolutionize the way science is taught from kindergarten to graduate education. The Company has been focused on pushing the boundaries of educational technology from pure games to the real time assessment of critical thinking in problem-solving activities.

B. Basis of Presentation

The schedule of expenditures of federal awards for the Small Business Innovation Research Direct Programs includes the federal grant activity of IS3D, LLC and is prepared on the accrual basis of accounting. The information in this schedule is presented in accordance with the requirements of the Uniform Guidance. Because the Schedule presents only a selected portion of the operations of IS3D, LLC, it is not intended to and does not present the financial position, changes in partners' capital, or cash flows of IS3D, LLC.

C. Accounting Policy

The schedule of expenditures of federal awards for the Small Business Innovation Research Direct Programs consists of direct and indirect expenditures incurred for each of the awards that were active during 2015. Direct expenditures consist of employee salaries, consulting and subcontractor fees for time spent that are directly attributable to the respective projects, and other materials and services directly attributable to the respective projects. Indirect expenditures include an allocation of allowable facilities and administrative costs allocated at rates approved by the granting agency for 2015.

(1)   A summary of the auditors' results:

   (i)   The type of report the auditor issued on the financial statement of the auditee:
               Unmodified.

   (ii)   Significant deficiencies in the internal control over major program:
               No.

   (iii)   The type of report the auditor issued on compliance for major programs:
               Unmodified.

   (iv)   Audit findings which the auditor is required to report under .510(a):
               None.

   (v)   Identification of Major Program:
               Small Business Innovation Research Program.

   (vi)   The dollar threshold used to distinguish between Type A and Type B programs as described
            in .520(b):
               Not applicable for program-specific audit.

   (vii)   Auditee qualified as a low-risk auditee:
               No.

(2)   Findings and questioned costs for Federal awards which shall include audit findings as defined in
        .510(a):
               No.



Katz, Nannis + Solomon, PC
Certified Public Accountants

Independent Auditors' Report on Compliance for a Federal Program and Report on Internal Control over Compliance

To the Board of Directors
IS3D, LLC
Athens, Georgia

Report on Compliance for Small Business Innovation Research Program

We have audited IS3D, LLC's compliance with the types of compliance requirements described in the *OMB Compliance Supplement* that could have a direct and material effect on its Small Business Innovation Research Programs (the "Programs") for the year ended December 31, 2015.

Management's Responsibility

Management is responsible for compliance with federal statutes, regulations, and the terms and conditions of federal awards applicable to the Programs.

Auditors' Responsibility

Our responsibility is to express an opinion on compliance for IS3D, LLC's Programs based on our audit of the types of compliance requirements referred to above.

We conducted our audit of compliance in accordance with auditing standards generally accepted in the United States of America; the standards applicable to financial audits contained in *Government Auditing Standards* issued by the Comptroller General of the United States; and the audit requirements of Title 2 U.S. *Code of Federal Regulations* (CFR) Part 200, *Uniform Administrative Requirements, Cost Principles, and Audit Requirements for Federal Awards* (Uniform Guidance). Those standards and the Uniform Guidance require that we plan and perform the audit to obtain reasonable assurance about whether noncompliance with the types of compliance requirements referred to above that could have a direct and material effect on the Programs occurred. An audit includes examining, on a test basis, evidence about IS3D, LLC's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.

We believe that our audit provides a reasonable basis for our opinion on compliance for IS3D, LLC's Programs. However, our audit does not provide a legal determination of IS3D, LLC's compliance with those requirements.

Watermill Center 800 South Street, Suite 250 Waltham, MA 02453
Telephone 781 453 8700 Fax 781 453 8778 www.knscpa.com

Opinion

In our opinion, IS3D, LLC complied, in all material respects, with the compliance requirements referred to above that could have a direct and material effect on its Programs for the year ended December 31, 2015.

Report on Internal Control Over Compliance

Management of IS3D, LLC is responsible for establishing and maintaining effective internal control over compliance with the types of compliance requirements referred to above. In planning and performing our audit, we considered IS3D, LLC's internal control over compliance with the types of requirements that could have a direct and material effect on its Programs to determine the auditing procedures that are appropriate in the circumstances for the purpose of expressing an opinion on compliance for its Programs and to test and report on internal control over compliance in accordance with the Uniform Guidance, but not for the purpose of expressing an opinion on the effectiveness of internal control over compliance. Accordingly, we do not express an opinion on the effectiveness of IS3D, LLC's internal control over compliance.

A *deficiency in internal control over compliance* exists when the design or operation of a control over compliance does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, noncompliance with a type of compliance required of a federal program on a timely basis. A *material weakness in internal control over compliance* is a deficiency, or combination of deficiencies, in internal control over compliance, such that there is a reasonable possibility that material noncompliance with a type of compliance requirement of a federal program will not be prevented, or detected and corrected, on a timely basis. A *significant deficiency in internal control over compliance* is a deficiency, or a combination of deficiencies, in internal control over compliance with a type of compliance requirement of a federal program that is less severe than a material weakness in internal control over compliance, yet important enough to merit attention by those charged with governance.

Our consideration of the internal control over compliance was for the limited purpose described in the first paragraph of this section and was not designed to identify all deficiencies in internal control over compliance that might be deficiencies, significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control over compliance that we consider to be material weaknesses. However, material weaknesses may exist that have not been identified.

The purpose of this report on internal control over compliance is solely to describe the scope of our testing of internal control over compliance and the results of that testing based on the requirements of the Uniform Guidance. Accordingly, this report is not suitable for any other purpose.

Katz, Nannis + Solomon, P.C.

September 7, 2016
Waltham, Massachusetts



Independent Accountant's Review Report

To Management
IS3D, LLC.
Athens, GA

I have reviewed the accompanying balance sheet of IS3D, LLC as of December 31, 2015 and 2014, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
January 10, 2017

1341 West Mockingbird Lane, Suite 600W

Dallas, TX 75247

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

IS3D, LLC
Balance Sheets
December 31, 2015 and 2014

ASSETS		2015	2014
CURRENT ASSETS:			
Cash		$ 5,500	$ 299
Unbilled receivables		463,615	230,574
Prepaid expenses		4,550	5,803
Employee advances		-	240
	Total current assets	473,665	236,916
Property and equipment, net of depreciation		2,187	-
Deposits		5,375	-
TOTAL ASSETS		$ 481,227	$ 236,916

LIABILITIES AND MEMBERS' EQUITY

		2015	2014
CURRENT LIABILITIES:			
Accounts payable		$ 14,639	$ 28,930
Deferred revenue		-	83,895
Accrued expenses		13,472	9,998
	Total current liabilities	28,111	122,823
	Total liabilities	28,111	122,823
MEMBERS' EQUITY			
Common units, no par value, 10,000,000 and 1,000 units authorized, issued and outstanding at December 31, 2015 and 2014, respectively		487	487
Preferred units, no par value, 2,500,000 units authorized, 300,000 units issued and outstanding at December 31, 2015		120,000	-
Accumulated earnings		332,629	113,606
	Total members' equity	453,116	114,093
TOTAL LIABILITIES AND MEMBERS' EQUITY		$ 481,227	$ 236,916

IS3D, LLC
Statements of Operations
Years Ended December 31, 2015 and 2014

	2015	2014
NET REVENUES	$ 1,726,826	$ 1,204,077
COST OF REVENUE	1,022,148	814,859
Gross Profit	704,678	389,218
OPERATING EXPENSES		
Fringe benefits	395,127	230,558
Salaries and commissions	282,056	15,192
Professional fees	141,801	50,982
Rent	39,228	-
Travel expense	28,145	1,678
Sales and marketing	25,298	-
Office supplies and expense	24,555	3,011
Legal fees	13,775	3,455
Advertising	12,398	5,500
Meals and entertainment	5,884	2,944
Marketing research	5,000	3,339
Website expense	3,632	-
Utilities	2,303	1,304
Insurance	1,928	1,521
Meetings and seminars	1,500	-
Outside consultants	1,380	2,244
Licenses and permits	880	784
Contributions and gifts	475	500
Depreciation	364	-
Total operating expenses	985,729	323,012
(LOSS)/INCOME FROM OPERATIONS	(281,051)	66,206
OTHER INCOME (EXPENSES)		
Proceeds from sale of Interactive Gaming Tax Credit	500,126	-
Interest expense	-	(9)
Royalty expense	(52)	(82)
Total other income (expenses)	500,074	(91)
NET INCOME	219,023	66,115

IS3D, LLC
Statements of Cash Flows
Years Ended December 31, 2015 and 2014

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 219,023	$ 66,115
Adjustments to reconcile net (loss)/ income to net cash (used in)/provided by operating activities:		
Depreciation and amortization	364	-
Net (increase) decrease in assets:		
Unbilled receivables	(233,041)	(176,443)
Prepaid expenses	1,253	(3,140)
Employee advances	240	1,595
Deposits	(5,375)	-
Net increase (decrease) in liabilities:		
Accounts payable	(14,291)	18,960
Accrued expenses	3,474	9,154
Deferred revenue	(83,895)	83,895
Net cash flows (used in)/provided by operating activities	(112,248)	136
CASH FLOWS FROM INVESTING ACTIVITIES:		
Acquisition of property and equipment	(2,551)	-
Net cash flows used in investing activities	(2,551)	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member Contributions	120,000	-
Net cash flows provided by financing activities	120,000	-
NET INCREASE IN CASH	5,201	136
CASH AT BEGINNING OF THE YEAR	299	163
CASH AT THE END OF THE YEAR	$ 5,500	$ 299
SUPPLEMENTAL INFORMATION:		
Interest paid in cash	$ -	$ 9

IS3D, LLC
Statement of Changes in Members' Equity
Years Ended December 31, 2015 and 2014

	Common Units		Preferred Units			
	Number of shares	Value	Number of Shares	Value	Accumulated Earnings	Total Members' Equity
Balance January 1, 2014	1,000	$ 487	-	$ -	$ 47,491	$ 47,978
Net income					66,115	66,115
Balance December 31, 2014	1,000	$ 487	-	$ -	$ 113,606	$ 114,093
Common units issued	9,999,000	-	-	-	-	-
Preferred units issued	-	-	300,000	120,000	-	120,000
Net income	-	-	-	-	219,023	219,023
Balance December 31, 2015	10,000,000	$ 487	300,000	$ 120,000	$ 332,629	$ 453,116

UNAUDITED- SEE ATTACHED NOTES

Note 1 – Description of the Business

IS3D, LLC ("the Company") was incorporated in 2010 to revolutionize the way science is taught from kindergarten to graduate education. The Company is focused on pushing the boundaries of educational technology from pure games to the real-time assessment of critical thinking in problem-solving activities.

Note 2 – Summary of Significant Accounting Policies

a. ***Basis of Accounting*** – The accompanying financial statements are presented using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

b. ***Unbilled Receivables*** – Unbilled receivables are stated at the amount management expects to collect. Unbilled receivables consist of amounts due from the United States Government under various grant agreements and are billed monthly.

c. ***Property and Equipment*** – Property and equipment are recorded at cost. Depreciation is computed using the double declining balance method over the estimated useful lives of the assets. Upon retirement or sale, the cost of the disposed assets and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income. Repairs and maintenance costs are expensed as incurred.

d. ***Research and Development Costs*** – Research and development costs consist primarily of salaries and related personnel costs, and third party contractor costs for the design and enhancement of the Company's technology. Research and development costs are expensed as incurred. Research and development costs were primarily funded by federal government grants during the years ended December 31, 2015 and 2014.

e. ***Revenue Recognition*** – Revenues from cost-reimbursement (cost-type) and cost plus grants with various government agencies are recognized when the related costs are incurred and related services are performed. Contract costs primarily include direct labor, consultants, subcontractors, research and development materials, and other specific administrative costs related to the project. General and administrative costs are charged to operations as incurred.

f. ***Income Taxes*** – The Company is organized as a Georgia limited liability company that has elected to be taxed as a partnership. Therefore, the Company makes no provision for federal and state taxes. Members are taxed on their share of the Company's income or loss allocated in accordance with the operating agreement. The Company's federal information filings for 2014 and 2015 remain subject to inspection by the Internal Revenue Service until the expiration of the statutory periods in 2018 and 2019, respectively.

Under U.S. GAAP the Company must recognize and disclose in its financial statements a liability for any uncertain tax reporting positions it has taken or expects to take when, despite the Company's belief that its tax return positions are supportable, it is possible that certain positions may not be fully sustained upon review by tax authorities. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences impact income tax expense in the period in which the determination is made. Interest and penalties, if any, related to accrued liabilities for potential tax assessments are included in income tax expense.

Management has analyzed the Company's tax positions taken for all open tax years (2012 – 2015) and has concluded that no provision for unrecognized tax benefits from uncertain tax positions is required in the Company's financial statements.

g. ***Cash and cash equivalents*** – For purposes of financial statement presentation the Company considers all highly liquid instruments with maturity of three months or less to be cash and cash equivalents.

h. ***Use of Estimates*** – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

i. ***Advertising*** – Advertising costs are expensed as incurred. Advertising costs totaled $12,398 and $5,500 in 2015 and 2014, respectively.

j. ***Deferred Revenue*** – Deferred revenue represents amounts that have been collected but not earned.

k. ***Subsequent Events*** – The Company has evaluated subsequent events through January 30, 2016, which is the date the financial statements were available to be issued.

Note 3 – Property and Equipment:

Property and equipment as of December 31, 2015, and 2014 consist of the following:

	2015	2014
Office Furniture	$ 2,551	-0-
Less accumulated depreciation	(364)	-0-
	$ 2,187	-0-

Note 4 – License Agreement

During 2010 the Company entered into an Exclusive License Agreement (the "Agreement") with a major university (the "University"), a non-profit higher education corporation in Georgia. The Agreement with the University assigns certain rights to the Company. Under the Agreement, the University has granted to the Company a royalty-bearing license, including the right to sublicense to others. The Agreement has a fifteen-year term and an option to renew for an additional fifteen-year term. In accordance with the Agreement, the Company is granted certain rights to develop, make, have made, use, sell, license, import, and offer to sell any products developed under the patents licensed to the Company. The Agreement also calls for consideration for the licensed patent rights to be paid to the University. Consideration is payable based on net revenue directly generated from exploitation of any licensed product. During the years ended December 31, 2015 and 2014 royalties of $52 and $82, respectively, were expensed and paid under this Agreement to the University.

Note 5 – Commitments

Operating Leases
The Company is obligated under a non-cancelable operating lease for space rented as its corporate headquarters in Athens, GA. The term of the lease is July 15, 2015 to July 14, 2017, and includes monthly rental payments of $4,550 plus other costs associated with the property.

The lease includes the option and right to renew and extend the term of the lease for two, one year periods. The lease is personally guaranteed by the Company's managing member.

The Company entered into a second non-cancelable operating lease for sales space. The term of the lease is May 1, 2015 to April 30, 2018 and includes monthly base rental payments of $825 and the option to expand into additional office space every four months with a commensurate increase in base rent.

Total rent expense for all properties for 2015 was $39,228. There was no rent expense for 2014.

Future minimum lease payments under the leases as of December 31, 2015, are as follows:

2016	$64,500
2017	39,475
2018	3,300
	$107,275

Note 6 – Capital Structure

Preferred Units
The Company entered into a preferred share subscription agreement dated November 17, 2015 with a single investor whereby the Company agreed to issue 375,000 of its preferred membership units in exchange for $150,000. As of December 31, 2015, the Company had issued 300,000 of these units and received $120,000. The remaining 75,000 units were issued in February 2016. The Series A units are deemed to be voting units.

Series A Investment Units account for 5.88% of the total LLC units. In the event that any investor hold Series A Investment Units that account for 15% or more of the total LLC units, they will have the following rights relating to major decisions taken by the board: their consent must be given for
(i) The sale of all or substantially all of the assets of the Company;
(ii) The dissolution and winding up of the Company;
(iii) The removal or replacement of the Chief Executive Officer;
(iv) The offer and sale of additional Units of the Company ; and
(v) Any incurrence by the Company of any indebtedness other than indebtedness by the Company related to ordinary trade lines of credit for working capital secured by accounts receivable and inventory.

Series A Investment Unit holders also have anti-dilution protection rights in the event of a Dilutive Issuance of stock (i.e., issuance of stock at a unit price lower than that paid for the Series A Investment Units). In the event of a Dilutive Issuance, the following formula will be applied to the Series A Investment Units:

AU = UH multiplied by ((OU + IU) / (OU + DU))
Where:
AU = The adjusted number of Units.
UH = Number of Series A Investment Units held by the holder immediately prior to the Dilutive Issuance.
OU = The total number of Units, on a fully diluted basis, outstanding immediately prior to the Dilutive Issuance.
IU = The total number of Units issued in the Dilutive Issuance; and
DU = The total number of Units that would have been issued in the Dilutive Issuance in exchange for the total issuance price paid in such Dilutive Issuance if such Units had instead been issued at the Base Price.

For distributions, including those associated with any liquidation event, the Series A Investment Units and Common Units are treated equally as one class of units.

Common Units
In April, 2010 the Company established an Operating Agreement and issued common units to the founding members. Effective August, 2015 the Company amended the operating agreement to authorize issuance of 10,000,000 common units. The common units are deemed to be voting units. Only the founding members have capital interests in the Company. Common units issued pursuant to the amended operating agreement represent profits interest in the Company

Note 7 – Deferred Revenue

Deferred revenue represents amounts received from NSF in excess of amounts earned on cost plus grants accounted for under the percentage of completion method. Deferred revenue totaled $83,895 as of December 31, 2014. There was no deferred revenue as of December 31, 2015.

Note 8 – Concentration of Credit Risk

Financial instruments which potentially subject the Company to credit risk consist primarily of cash. The Company maintains cash with a high quality financial institution. At times, such amounts may exceed the federally insured limits.

The Company received 99% of its revenue from the United States government in 2015 and 2014. Unbilled receivables from the United States government totaled approximately $463,000 and $230,000 for the years ended December 31, 2015 and December 31, 2014, respectively.

Note 9 – Equity Based Compensation

The Board has the authority to issue up to 10% of the total outstanding common units of the LLC as Incentive Units (also referred to as "Profits Interest Units") in compliance with Rule 701 of the Securities Act. Incentive Units may be issued to Managers, Officers, employees, consultants, advisers or other service providers of the Company in accordance with the Company's written Incentive Plan. The Incentive Units are intended to constitute "profits interests" in the Company within the meaning of Revenue Procedures 93-27 and 2001-43 by the IRS. These units may, or may not, be subject to a vesting period and, upon vesting, are entitled Distributions that exceed the associated Profits Interest Hurdle (the amount set forth in each Award Agreement reflecting the Incentive Liquidation Value of the relevant Incentive Units at the time such Units are issued).